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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            DART GROUP CORPORATION
                           (NAME OF SUBJECT COMPANY)

                               ----------------
                             DGC ACQUISITION, INC.
                            RICHFOOD HOLDINGS, INC.
                                   (BIDDERS)

                               ----------------

                    COMMON STOCK, $1.00 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   237415104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

                                JOHN E. STOKELY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            RICHFOOD HOLDINGS, INC.
                           4860 COX ROAD, SUITE 300
                          GLEN ALLEN, VIRGINIA 23060
                                (804) 915-6000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                   AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPIES TO:
                            GARY E. THOMPSON, ESQ.
                               HUNTON & WILLIAMS
                         RIVERFRONT PLAZA, EAST TOWER
                             951 EAST BYRD STREET
                         RICHMOND, VIRGINIA 23219-4074
                                (804) 788-8200

                               ----------------

                           CALCULATION OF FILING FEE
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
TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
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
   $192,400,320.00                                     $38,480.00
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
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*  Estimated for purposes of calculating the amount of the filing fee only.
   The amount assumes the purchase of 1,202,502 shares of common stock, $1.00 par value per share (the "Shares"), at a price per Share of $160.00 in cash. Such number of Shares represents all the Shares outstanding as of April 6, 1998 and assumes the exercise of all existing options, warrants and other rights to acquire Shares from the Company.

[_]Check box if any part of this fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  None             Filing Party:  Not Applicable
Form or Registration No.:   Not           Date Filed:    Not Applicable
Applicable
                               Page 1 of 7 Pages
                     (Exhibit Index is located on Page 7)

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

                                 SCHEDULE 14D-1

                                                               PAGE 2 OF 7 PAGES
CUSIP NO. 237415104

 1 NAME OF REPORTING PERSONS
   Richfood Holdings, Inc.

   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
   541438602

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                      (b) [_]
 3 SEC USE ONLY

 4 SOURCE OF FUNDS
   BK

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT      [_]
   TO ITEMS 2(e) OR 2(f)

 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Virginia

 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   0

 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN          [_]
   SHARES

 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   0%

10 TYPE OF REPORTING PERSON
   HC

                                 SCHEDULE 14D-1

                                                               PAGE 3 OF 7 PAGES
CUSIP NO. 237415104

 1 NAME OF REPORTING PERSONS
   DGC Acquisition, Inc.
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:
   Applied for.

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                      (b) [_]
 3 SEC USE ONLY

 4 SOURCE OF FUNDS
   AF

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(e) OR 2(f)                                                  [_]

 6 CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware

 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   0

 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN          [_]
   SHARES

 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
   0%

10 TYPE OF REPORTING PERSON
   CO

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 is filed by DGC Acquisition, Inc., a Delaware corporation ("Purchaser"), and Richfood Holdings, Inc. ("Parent"), a Virginia corporation and the direct owner of all of the outstanding capital stock of Purchaser, relating to the offer by Purchaser to purchase all outstanding shares of common stock, $1.00 par value per share (the "Shares"), of Dart Group Corporation, a Delaware corporation (the "Company"), at $160.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated April 15, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Dart Group Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 3300 75th Avenue, Landover, Maryland, 20785.

  (b) The information set forth on the cover page and under "Introduction" in the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 9 and in Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS, OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) The information set forth in Sections 9 and 11 of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a)-(e) The information set forth in Section 12 of the Offer to Purchase is incorporated herein by reference.

  (f)-(g) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a)-(b) The information set forth under "Introduction" and in Sections 9, 11 and 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth under "Introduction" and in Sections 9, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth under "Introduction" and in Section 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth under "Introduction" and in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

  (b)-(c),(e) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated April 15, 1998.

  (a)(2) Letter of Transmittal.

  (a)(3) Notice of Guaranteed Delivery.

  (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Form of Summary Advertisement, dated April 15, 1998.

  (a)(8) Text of Press Release, dated April 9, 1998, as issued by Parent.

  (a)(9) Company Letter to Stockholders.

  (b) Commitment Letter, dated April 8, 1998, between Parent and First Union National Bank.

  (c) Agreement and Plan of Merger, dated April 9, 1998 among Parent, Purchaser and the Company.

  (d) None

  (e) Not applicable

  (f) None

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 1998

                                          RICHFOOD HOLDINGS, INC.


                                          By        /s/ JOHN E. STOKELY
                                            -----------------------------------
                                            Name: John E. Stokely
                                            Title:  President & Chief
                                            Executive Officer

                                          DGC ACQUISITION, INC.


                                          By        /s/ JOHN E. STOKELY
                                            -----------------------------------
                                            Name: John E. Stokely
                                            Title:  President & Chief
                                            Executive Officer

                                 EXHIBIT INDEX

 EXHIBIT DESCRIPTION
 ------- -----------
 (a)(1)  Offer to Purchase, dated April 15, 1998
 (a)(2)  Letter of Transmittal
 (a)(3)  Notice of Guaranteed Delivery
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
         Trust Companies and Other Nominees
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number
         on Substitute Form W-9
 (a)(7)  Form of Summary Advertisement, dated April 15, 1998
 (a)(8)  Text of Press Release, dated April 9, 1998, as issued by Parent
 (a)(9)  Company Letter to Stockholders
 (b)     Commitment Letter, dated April 8, 1998, between Parent and First
         Union National Bank
 (c)     Agreement and Plan of Merger, dated as of April 9, 1998, among
         Parent, Purchaser and the Company
 (d)     None
 (e)     Not Applicable
 (f)     None